

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS ASSAY RESULTS FROM THE LAC GAMBLE DRILLING PROGRAM ON THE ROUYN GOLD PROJECT, QUÉBEC; DRILLING UNDERWAY ON AUGMITTO – CINDERELLA AREAS

Toronto, Ontario, September 16, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces assay results from its 2021 exploration diamond drilling program completed on the Lac Gamble zone at the Rouyn Gold project ("Rouyn Project") optioned from Yorbeau Resources Inc. ("Yorbeau"). The project is located 4 km south of Rouyn-Noranda, Québec, and approximately 45 kilometers southwest of IAMGOLD's Westwood operation.

The Company is reporting assay results from seven (7) diamond drill holes, totaling 1,826 metres completed as part of the winter 2021 drilling program. Drilling activities are also currently progressing on the Augmitto and Cinderella areas, located approximately 1 to 3 kilometres west of the Lac Gamble zone, and results will be reported when received, validated and compiled.

The assay results reported herein are provided in Table 1, below, and include the following highlights (a longitudinal section illustrating the drilling program on the Lac Gamble zone is attached to this news release):

Lac Gamble – Main Zone:

- **Drill hole GA-21-779:** **7.7 metres grading 2.5 g/t Au**
  includes: 4.7 metres grading 3.5 g/t Au
- **Drill hole GA-21-780:** **5.0 metres grading 5.5 g/t Au**
- **Drill hole GA-21-782:** **3.2 metres grading 16.1 g/t Au**
  includes: 1.2 metres grading 40.6 g/t Au

Craig MacDougall, Executive Vice President, Growth, IAMGOLD, stated: "Our drilling program at Lac Gamble earlier this year specifically targeted some selected areas for possible extensions, as well as to complete some initial geotechnical drill holes to assess rock quality in the context of a potential underground mining scenario. The results continue to strengthen our understanding of the deposit geology and geotechnical rock quality appears in line with our expectations from the initial assessment. Despite the recent challenges faced by a shortage of available drilling rigs in the region, we continue to make solid progress in our project evaluation."

The diamond drilling program on the Lac Gamble zone had two main objectives: 1) complete an initial geotechnical drilling campaign to collect preliminary data to assess rock quality of the host rock units with respect to an underground mining method; and, 2) test for potential extensions down plunge along the western boundary of the zone.

The geotechnical drill program consisted of four (4) holes for 720.5 metres and the data obtained appears to be in line with the anticipated geotechnical conditions to support a potential underground mining development scenario.

The expansion drilling program targeted potential down-plunge extensions to the west for which three (3) diamond drill holes totaling 1,105 metres were completed. Unfortunately, due to the late start of the drilling program caused by a regional lack of drill rig availability, a planned larger program could not be completed during the optimal winter season.

All drill holes successfully intersected the targeted sheared Cadillac-Piché corridor, which hosts the mineralized Lac Gamble zone. The zone is associated with alteration varying from several metres to greater than 10 metres in width, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets. Hole GA-21-782 has demonstrated the zone could extend further in its western extensions at depth.

Next Steps

The ongoing global COVID-19 pandemic continues to impact the local availability of exploration services. However, exploration drilling has resumed at the Rouyn Project in June and a planned 9,000 metre diamond drilling program is in progress to evaluate the resource potential of other selected targets, including the Cinderella and Augmitto areas located further west of the Lac Gamble zone and if timing permits to the east at the Astoria east zone.

The assay results from the drilling programs will be integrated with the existing geological, geochemical and structural information to support the development and refinement of preliminary deposit models on the property to support a future potential maiden resource estimate.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmitto and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD holds a purchase option with Yorbeau for the Rouyn Project. Under the terms of the purchase option agreement, IAMGOLD can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$1.5 million and remaining exploration expenditures totaling approximately C$3.7 million by December 2022 (as of June 30, 2021). By the end of the expenditure period, the Company must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.


OUEST
EST
LAC GAMBLE
Surface
GA-21-780
5.0 m grading 5.5 g/t Au
GA-21-779
7.7 m grading 2.5 g/t Au
GA-21-782
3.2 m grading 16.1 g/t Au
777
781
780
779
778
783
782
-200m
-400m
-600m
-800m
FWZ: 8.4 / 2.0
FWZ: 5.8 / 3.0
LEGEND
2021 Drill holes disclosed in this release
2019-2020 Drill holes previously disclosed
Historical drill holes
g/t /m
MINERALIZED ZONE CONTOURS
Metal Factor > 25 g/t*m
Metal Factor > 15 g/t*m
Lac Gamble Zone – Longitudinal Section
(Longitudinal Section of the Main Zone)

Figure 1 – Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2021 assay results

Table 1 : Rouyn Project Drilling Results - 2021 Lac Gamble Drilling program												
Hole No.	UTM NAD83 Zone 17			AZ	DIP	Depth	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-21-777	644,630	5,339,756	3,285	180	-45	201.00	105.90	107.00	1.10	1.01	1.12	Main Zone
							159.00	160.50	1.50	1.37	5.87	Footwall zone
GA-21-778	644,318	5,339,793	3,287	182	-72	285.00	254.20	255.30	1.10	0.83	2.70	Main zone
GA-21-779	644,801	5,339,806	3,284	180	-45	183.00	142.30	150.00	7.70	7.12	2.49	Main zone
Including (3)							142.30	146.95	4.65	4.30	3.45	
GA-21-780	644,800	5,339,770	3,282	180	-45	141.00	96.00	98.00	2.00	1.85	5.65	Hangingwall zone
							108.15	113.10	4.95	4.59	5.47	Main zone
GA-21-781	644,634	5,339,784	3,288	180	-45	195.50	No significant results					
GA-21-782	644,297	5,339,900	3,281	190	-81	492.00	437.35	439.50	2.15	1.47	1.23	Hangingwall zone
							443.50	446.65	3.15	2.16	16.09	Main zone
Including (3)							445.50	446.65	1.15	0.79	40.60	
GA-21-783	644,260	5,339,810	3,286	180	-73	328.00	261.00	261.85	0.85	0.64	3.20	Hangingwall zone
							282.00	285.30	3.30	2.49	1.56	Main zone

Notes:

1. True widths of intersections are estimated at 64 to 93% of the core interval.
2. Drill hole intercepts are generally calculated with a lower cut of 1.0 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The Qualified Person ("QP") responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Ms. Bugnon is considered a QP for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted QP. The QP has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including QPs employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Québec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.